UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 3)*

                          SMITH'S FOOD & DRUG CENTERS, INC.
                                   (Name of Issuer)

                        Class B Common Stock, $0.01 par value
                            (Title of Class of Securities)

                                       83238810
                                    (CUSIP Number)

                                 Austin D. Kim, Esq.
                               Transamerica Corporation
                                600 Montgomery Street
                               San Francisco, CA  94111
                                    (415) 983-4000
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                  December 30, 1996
                            (Date of Event which Requires
                              Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. []

          Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






      1      Name of Reporting Person                  TRANSAMERICA CORPORATION

             IRS Identification No. of Above Person                  94-0932740

      2      Check the Appropriate Box if a Member of a Group        (a)  [ ]

                                                                     (b)  [x]

      3      SEC USE ONLY


      4      Source of Funds                                                 WC


      5      Check Box if Disclosure of Legal Proceedings is
             Required Pursuant to Items 2(d) or 2(e)


      6      Citizenship or Place of Organization                      Delaware


      NUMBER OF            7        Sole Voting Power                         0
      SHARES
      BENEFICIALLY
      OWNED BY EACH        8        Shared Voting Power              2,788,534*
      REPORTING                     * See Note to Item 5
      PERSON WITH
                           9        Sole Dispositive Power                    0


                           10       Shared Dispositive Power         2,788,534*
                                    * See Note to Item 5

      11      Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                     2,788,534*

      12      Check Box if the Aggregate Amount in Row 11 Excludes Certain
              Shares

      13      Percent of Class Represented by Amount in Row 11            26.1%


      14      Type of Reporting Person                                       HC






             Transamerica Corporation hereby amends, as set forth below, its Statement on Schedule 13D filed on August 7, 1996 and amended on October 24, 1996, and December 16, 1996 (the "Statement") relating to the Class B Common Stock of Smith's Food & Drug Centers, Inc. Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

             Item 5.   Interest in Securities of the Issuer

                       The response to Item 5 is amended and restated in
             its entirety as follows:

                       (a), (b), (c) and (d) As of February 13, 1997,
             Transamerica directly owned 610,000 shares of Class B Common Stock. According to the Issuer's Form 10-Q filed on November 13, 1996, the number of shares of Class B Common Stock outstanding as of October 26, 1996 was 10,684,087. Based on such information, the 610,000 shares of Class B Common Stock directly owned by Transamerica represent approximately 5.71% of the class. See Annex B with respect to transactions by Transamerica in Class B Common Stock, all of which were effected through broker-dealers.

                       Transamerica may be deemed to beneficially own
             2,788,534 shares, which, based on the foregoing information, represent approximately 26.1% of the class. Such number includes 2,178,534 shares (including 218,000 shares owned for the benefit of non-affiliate investment advisory clients of one of Transamerica's subsidiaries) owned by direct and indirect subsidiaries of Transamerica that are eligible to file Schedule 13G pursuant to Rule 13d-1.*

                       None of Transamerica's directors or executive
             officers beneficially owns any shares of Class B Common
             Stock.

                       * Note:  Management of the affairs of
             Transamerica's subsidiaries, including decisions respecting dispositions and/or voting of the shares of the Class B Common Stock beneficially owned by such subsidiaries, resides in the respective officers and directors of the subsidiaries and is not directed by Transamerica or other subsidiaries. Accordingly, the filing of this Schedule 13D by Transamerica is not intended as, and should not be deemed as, an acknowledgement of beneficial ownership or shared voting or dispositive power by Transamerica of the shares of the Class B Common Stock beneficially owned by its subsidiaries, and such beneficial ownership or attribution or shared voting or dispositive power is expressly disclaimed.

                       (e)  Not applicable.






                                       Signature

                       After reasonable inquiry and to the best of its
             knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

             February 14, 1997

                                           TRANSAMERICA CORPORATION



                                           By   /s/ Richard N. Latzer
                                                __________________________
                                                Richard N. Latzer
                                                Senior Vice President and
                                                Chief Investment Officer






                                                                   ANNEX B

                          Transactions in Class B Common Stock

             Transamerica has acquired 90,000 shares of Class B Common Stock in open market transactions since December 12, 1996, at the prices and in the amounts shown below.


                                    No. of      Average Price Per Share
                 Date               Shares    ($) (excluding commissions)


              January 15, 1997      10,000               24.625
              January 20             5,000               24.25

              January 24            10,000               25.00

              January 27            10,000               24.625
              January 28            10,000               26.755

              February 5            45,000               27.0073